UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
 __________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Univar Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
91336L107
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107	13G	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSON Longview Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 6,560,757
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 6,560,757
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,560,757
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.65%
12.		TYPE OF REPORTING PERSON IA

CUSIP No. 91336L107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Univar Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
3075 Highland Parkway, Suite 200, Downers Grove, IL 60515
Item 2(a).	Name of Person Filing:
Longview Asset Management, LLC (“Longview”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601
Item 2(c).	Citizenship:
Delaware
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e).	CUSIP Number:
91336L107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing. Not applicable.
Item 4.	Ownership.
	(a)	Amount beneficially owned: See row 9 of the cover page.
	(b)	Percent of class: See row 11 of the cover page.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote:	See row 5 of the cover page.
		(ii)	Shared power to vote or direct the vote:	See row 6 of the cover page.
		(iii)	Sole power to dispose or to direct the disposition of:	See row 7 of the cover page.
		(iv)	Shared power to dispose or to direct the disposition of:	See row 8 of the cover page.

CUSIP No. 91336L107	13G	Page 4 of 5 Pages

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by Longview as of December 31, 2017 and (ii) the number of shares of common stock outstanding as of December 13, 2017 (140,970,447 shares) as reported by the Issuer in a prospectus supplement filed with the Securities and Exchange Commission on December 18, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 91336L107	13G	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 9, 2018	Longview Asset Management, LLC By: /s/Aaron Rappaport Name: Aaron Rappaport Title: Vice President and Chief Compliance Officer